12g3-2(b) no 82-1401

082-01401

RECEIVED

CABO DRILLING CORP.

Consolidated Financial Statements
2nd Quarter ended December 31, 2006

07021820

SUPPL

PROCESSED
MAR 16 2007 E
THOMSON
FINANCIAL

Jlw 3/15

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	December 31 2006	June 30 2006
	(Unaudited)	(Note 2)
ASSETS		
Current		
Cash and cash equivalents (Note 3)	**$ 1,689,399**	$ 1,051,298
Restricted cash	**-**	63,531
Short term investments and marketable securities	**227,268**	313,029
Accounts receivable	**5,551,709**	5,509,249
Prepaid expenses	**169,684**	294,109
Work-in progress	**118,965**	118,791
Inventories	**3,800,220**	3,536,435
	11,557,245	10,886,442
Property, plant and equipment (Note 4)	**9,172,003**	7,837,332
Long term investment (Note 5)	**4,700,000**	-
Resource properties held for sale (Note 6)	**-**	3,500,000
	$ 25,429,248	$ 22,223,774
LIABILITIES		
Current		
Bank indebtedness (Note 3)	**$ 258,699**	$ 453,203
Accounts payable and accrued liabilities	**4,775,702**	5,102,527
Unearned revenue	**575,164**	704,893
Income tax payable	**452,016**	77,916
Demand loan (Note 7)	**530,000**	590,000
Current portion of long-term debt (Note 8)	**313,886**	308,167
Current portion of obligation under capital lease (Note 9)	**462,155**	323,344
	7,367,622	7,560,050
Long-term debt (Note 8)	**1,002,445**	958,833
Obligations under capital lease (Note 9)	**648,314**	434,149
Future Income tax	**432,960**	475,019
	9,451,341	9,428,051
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	**28,511,382**	25,974,398
Contributed surplus (Note 10(e))	**1,551,817**	1,540,117
Deficit	**(14,085,292)**	(14,718,792)
	15,977,907	12,795,723
	$ 25,429,248	$ 22,223,774

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited – prepared by management	For the quarter-ended December 31		For six months ended December 31	
For the period ended	**2006**	2005	**2006**	2005
Revenue	**$ 7,372,239**	$ 6,410,361	**$ 17,870,711**	$ 15,229,360
Direct costs	**5,468,653**	4,799,729	**13,491,902**	12,116,527
Gross profit	**1,903,586**	1,610,632	**4,378,809**	3,112,833
Expenses				
General and administrative	**1,238,391**	1,156,997	**2,504,369**	2,224,231
Stock-based compensation (Note 10)	**11,700**	-	**11,700**	-
Amortization	**351,604**	268,203	**647,088**	546,061
Interest income	**(4,528)**	(421)	**(6,071)**	(5,656)
Interest expense	**53,006**	33,282	**118,420**	56,718
(Gain) loss on foreign exchange	**(2,657)**	487	**(671)**	487
Other (income) expense	**(13,966)**	(7,595)	**(21,175)**	6,152
	1,633,550	1,450,953	**3,253,660**	2,827,993
Income before other items and income taxes	**270,036**	159,679	**1,125,149**	284,840
Other items				
Gain on disposition of assets	**(430)**	(1,254)	**(8,248)**	(44,254)
Write down of marketable securities	**-**	-	**30,000**	-
Resource properties maintenance (recovery) expense (Note 6)	**(78,641)**	-	**50,956**	-
Income before income taxes	**349,107**	160,933	**1,052,441**	329,094
Income tax expense (recovery)				
Current	**173,189**	88,145	**461,000**	155,000
Future	**(35,029)**	(37,278)	**(42,059)**	(52,517)
Net income for the period	**210,947**	110,066	**633,500**	226,611
Deficit, beginning of period	**(14,296,239)**	(11,839,781)	**(14,718,792)**	(11,956,326)
Deficit, end of period	**$(14,085,292)**	$(11,729,715)	**$(14,085,292)**	$(11,729,715)

Earnings per share (Note 2)				
Basic earnings per share	**$0.01**	$0.00	**$0.02**	$0.01
Weighted average number of common shares outstanding	**31,464,127**	30,840,456	**31,381,594**	30,825,574

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended December 31		For six months ended December 31	
For the period ended	**2006**	2005	**2006**	2005
Cash flows (used in) from Operating Activities				
Net income for the period	**$ 210,947**	$ 110,066	**$ 633,500**	$ 226,611
Items not involving cash:				
Amortization	**351,604**	268,203	**647,088**	546,061
Gain on disposition of assets	**(430)**	(1,254)	**(8,248)**	(44,254)
Stock based compensation	**11,700**	-	**11,700**	-
Write down of marketable securities	**-**	-	**30,000**	-
Future income tax	**(35,029)**	(37,278)	**(42,059)**	(52,517)
	538,792	339,737	**1,271,981**	675,901
Changes in non-cash working capital items (Note 12)	**1,367,172**	(1,477,688)	**(208,687)**	(854,815)
	1,905,964	(1,137,951)	**1,063,294**	(178,914)
Cash flows used in Investing Activities				
Mineral properties expenditures	**-**	(76,590)	**-**	(282,920)
Property, plant and equipment purchases	**(975,698)**	(81,713)	**(1,410,521)**	(256,545)
Proceeds from sale of assets	**4,000**	30,800	**12,185**	73,800
Purchase of long term investment	**(1,200,000)**	-	**(1,200,000)**	-
	(2,171,698)	(127,503)	**(2,598,336)**	(465,665)
Cash flows used in Financing Activities				
Shares issued for cash	**2,718,329**	12,462	**2,718,329**	13,668
Share issue costs	**(181,345)**	-	**(181,345)**	
Demand loan	**(30,000)**	121,336	**(60,000)**	95,668
Repayment of long term liabilities	**(102,869)**	(93,651)	**(183,434)**	(207,261)
Repayment of obligation under capital lease	**(158,838)**	(56,153)	**(258,649)**	(83,346)
Additional long term debt	**180,895**	1,507,802	**232,765**	1,507,802
Additional obligation under capital lease	**36,450**	54,016	**36,450**	54,016
	2,462,622	1,545,812	**2,304,116**	1,380,547
Increase in cash and cash equivalents during the period	**2,196,888**	280,358	**769,074**	735,968
Cash and cash equivalents, beginning of period	**(766,188)**	1,207,207	**661,626**	751,597
Cash and cash equivalents, end of period	**$1,430,700**	$ 1,487,565	**$1,430,700**	$1,487,565

Cash and cash equivalents is comprised of:		
Cash and cash equivalents	**$1,689,399**	$1,514,890
Restricted cash	**-**	66,875
Bank indebtedness	**(258,699)**	(94,200)
	$1,430,700	$1,487,565

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

The Company provides contract drilling services which include surface and underground coring, directional, reverse circulation, and geotechnical drilling. These operations are performed by the following subsidiaries: Heath and Sherwood Drilling Inc., the Petro Drilling group, the Advanced Drilling group and Forages Cabo Inc.

On December 29, 2006, the Company sold its resource properties to International Millennium Mining Corp. ("IMMC") in exchange for 10,000,000 IMMC units (Note 5 and 6).

During the period ended December 31, 2006, the Company incorporated Cabo Drilling de Mexico S.A. de C.V., Cabo Drilling (Panama) Corp. and Cabo Drilling Spain SL, to commence drilling programs in Mexico, Panama and Spain.

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These unaudited consolidated financial statements do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period December 31, 2006 are not necessarily indicative of the results that may be expected for the year ended June 30, 2007.

The comparative figures for the balance sheet as at June 30, 2006 and the statement of operations, deficit and cash flows for the three-month and six-month periods ended December 30, 2005 have been included. The comparative figures of the balance sheet as at June 30, 2006 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended December 31, 2005 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's Annual Report to Shareholders for the year ended June 30, 2006.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2006, except as disclosed below.

a) Earnings per share

Basic earnings per share have been calculated using the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated using the treasury stock method which includes the effect of the exercise of dilutive elements.

For the period ended December 31, 2006, and 2005, the dilutive elements did not have an impact on the basic earnings per share already presented in the statement of operations and deficit.

3. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days.

The Company has an operating line of credit facility up to $2,500,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

4. PROPERTY, PLANT & EQUIPMENT

	December 31, 2006			June 30, 2006		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**$ 155,946**	**$ -**	**$ 155,946**	$ 155,946	$ -	$ 155,946
Parking lot	**37,114**	**2,810**	**34,304**	30,679	1,227	29,452
Buildings	**834,225**	**77,940**	**756,285**	820,905	57,646	763,259
Computer & office equipment	**313,052**	**180,095**	**132,957**	300,459	140,521	159,938
Software	**177,558**	**72,554**	**105,004**	90,757	60,419	30,338
Vehicle & equipment	**1,130,814**	**293,772**	**837,042**	846,469	174,166	672,303
Drilling & field equipment	**7,753,017**	**1,706,110**	**6,046,907**	6,816,141	1,292,873	5,523,268
Assets under capital lease	**1,184,725**	**81,167**	**1,103,558**	545,902	43,074	502,828
	$11,586,451	**$2,414,448**	**$9,172,003**	$9,607,258	$1,769,926	$7,837,332

The Company entered into a lease agreement (Note 9) during the period to acquire two drills for $575,175 which were not available for use as at December 31, 2006.

5. LONG TERM INVESTMENT

On December 13, 2006, the Company participated in IMMC's private placement financing by purchasing 3,428,571 shares and 3,428,571 warrants for $1,200,000.

On December 29, 2006, the Company sold its resource properties to IMMC in exchange for 10,000,000 units of IMMC ("Units") with a deemed value of $3,500,000.

At December 31, 2006, the Company owns 13,428,571 shares and 6,761,904 warrants of IMMC for a total value of $4,700,000.

Subsequent to the period ended December 31, 2006, the Company distributed 7,915,251 shares and 2,638,417 warrants of IMMC to the Company's shareholders. Each shareholder will receive one IMMC share and one-third of a warrant for every four Company shares held. Each full warrant entitles the holder to purchase one share in the capital stock of IMMC for $0.35 within a period of two years following the date of issue.

6. RESOURCE PROPERTIES HELD FOR SALE

During the year ended June 30, 2006, the Board of Directors and the Shareholders of the Company and IMMC approved the sale of the Company's resource properties to IMMC. During the periods ended September 30, and December 31, 2006, the Company made payments on these properties to maintain them in good standing.

On December 29, 2006, IMMC fulfilled its outstanding conditions to enable the Company to exchange these properties for 10,000,000 Units of IMMC. There is no further obligation on the Company's behalf to make property maintenance fees.

7. DEMAND LOAN FACILITIES

	December 31 2006	June 30 2006
The Company's credit facilities are as follows:		
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	**$530,000**	$590,000
	$530,000	$590,000

8. LONG TERM DEBT

	December 31 2006	June 30 2006
Term loan bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 891,845**	$ 941,855
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $720 to $6,056 secured by certain equipment, maturing from 2007 to 2010.	**424,486**	325,145
	1,316,331	1,267,000
Less: current portion	**(313,886)**	(308,167)
	$1,002,445	$ 958,833

The required annual principal repayments on long term debt are as follows:

1 – 12 months	**$ 313,886**
13 – 24 months	**198,017**
25 – 36 months	**149,961**
37 – 48 months	**137,542**
49 – 60 months	**125,180**
Thereafter	**391,745**
	$1,316,331

9. CAPITAL LEASE OBLIGATIONS

	December 31 2006	June 30 2006
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2007 and 2010.	**$ 327,121**	$383,479
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517 secured by certain equipment, maturing in 2009.	**294,423**	374,014
Capital lease, bearing interest at 7.80% payable in monthly instalments of $15,272 secured by certain equipment, maturing in 2010.	**488,925**	-
	$1,110,469	$757,493
Less: current portion	**(462,155)**	(323,344)
	$ 648,314	$434,149

The required future lease payments are as follows:

1 – 12 months	**$ 535,570**
13 – 24 months	**395,670**
25 – 36 months	**278,750**
37 – 48 months	**26,842**
49 – 60 months	**4,134**
	$1,240,966
Less: imputed interest	**(130,497)**
Principal payments	**$1,110,469**

10. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	December 31, 2006		June 30, 2006	
	Shares	**Amount**	Shares	Amount
Balance, beginning of period	**31,300,836**	**$25,974,398**	30,800,301	$25,747,451
For property	-	-	100,093	47,637
Exercise of warrants	-	-	175,800	70,320
For financing fees	-	-	102,000	51,000
For settlement of claim	-	-	122,642	65,000
For private placement	**7,248,867**	**2,718,325**	-	-
Share issue costs	**180,893**	**(181,341)**	-	(7,010)
Balance, end of period	**38,730,596**	**$28,511,382**	31,300,836	$25,974,398

c) Outstanding options

At December 31, 2006, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
995,000	$0.80	October 18, 2007
50,000	$0.80	October 18, 2009
235,000	$0.80	May 18, 2008
275,000	$0.50 - $1.00	January 22, 2009
100,000	$0.50 - $1.00	October 1, 2009
175,000	$0.80	January 22, 2011
2,428,000		

On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 from an exercise price of $0.92 to an exercise price of $0.80 per share.

A summary of the changes in stock options for the year ended June 30, 2006 and for the period ended December 31, 2006 is presented.

10. SHARE CAPITAL (continued)

	Number of Shares	Price	Expiry
Balance, June 30, 2005	2,258,000	0.75 – 0.80	June 17, 2007 – October 2009
Options granted	91,666	0.50	January 22, 2009
Options granted	91,667	0.75	January 22, 2009
Options granted	175,000	0.80	January 22, 2011
Options granted	91,667	1.00	January 22, 2009
Options expired or cancelled	(380,000)		Various
Balance, June 30, 2006	2,328,000		
Options granted	33,334	0.50	October 1, 2009
Options granted	33,334	0.75	October 1, 2009
Options granted	33,332	1.00	October 1, 2009
Balance, December 31, 2006	2,428,000		

During the period ended December 31, 2006, 100,000 options were granted to several employees of the Company. These options are subject to a four month hold period ending February 2007. All other options are currently exercisable.

The weighted average fair value of the 100,000 options granted during the period was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Dividend rate (2005: 0%)	0%
Risk free rate (2005: 3.5%)	3.83%
Expected life (years) (2005: 1.5)	1.5
Expected volatility (2005: 101%)	102%

The weighted average fair value per share granted was $0.48. Compensation expense of $11,700 for the period ended December 31, 2006 was charged to the consolidated statements of operations and credited to contributed surplus.

d) Share purchase warrants

At December 31, 2006, 7,248,867 warrants were outstanding and are subject to a four month hold period. Each warrant entitles the holder to purchase one common share for $0.50 per share. These warrants have a stated expiry date of December 29, 2008. However, these warrants may expire earlier if the closing price of the Company's shares is greater than $0.59 for twenty consecutive trading days. In this case, the Company will notify warrant holders of the new expiry dates.

e) Contributed surplus

	December 31 2006	June 30 2006
Balance, beginning of period	**$1,540,117**	$1,439,760
Compensation attributed to stock options granted during the period	**11,700**	100,357
Balance, end of period	**$1,551,817**	$1,540,117

11. RELATED PARTY TRANSACTIONS

	Period ended Dec 31 2006	Year ended June 30 2006
Deferred exploration and staking activities charged by a company controlled by an officer.	$ -	$135,730
Amount due to company at period end.	-	52,300
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director.	**96,853**	260,311
Amount due to company at period end.	**13,711**	16,667
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	**129,719**	231,489

Included in short-term investments and marketable securities is an investment of $18,000 (2006 – $18,000) by the Company in a company with a common officer.

Included in accounts receivable is $122,536 recovery from IMMC for drilling, assays, geologist expenses and staking fees paid to maintain the properties in good standing on its behalf.

During the period, $20,000 was loaned to a company controlled by a director. This loan was repaid on December 29, 2006.

The amount due to and from directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were measured at the exchange amount, which is the amount established and agreed to by the related parties.

12. SUPPLEMENTARY CASH FLOW INFORMATION

	December 31 2006	June 30 2006
Interest paid	**$118,420**	$ 62,987
Income taxes paid	**$ 87,000**	$ 26,722

During the year ended June 30, 2006, the Company issued 100,093 shares for property at a value of $47,637. For the period ended December 31, 2006, the Company issued 180,893 shares as part of its agreement for finders' fee costs. These shares were attributed a value of $0.375 each.

12. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

Changes in non-cash working capital items for the three-month and six-month periods ended:

	For the quarter ended December 31		For six months ended December 31	
	2006	2005	**2006**	2005
Invested in short-term investments and marketable securities	**$ -**	$ (479,372)	**$ 55,761**	$ 23,285
Accounts receivable	**2,105,438**	420,586	**(42,460)**	477,008
Prepaid expenses	**(21,631)**	(306,042)	**124,425**	62,493
Inventories and work in progress	**(232,609)**	494,462	**(263,959)**	509,906
Accounts payable and accrued liabilities	**(809,487)**	(1,633,679)	**(326,825)**	(1,785,722)
Unearned revenue	**166,672**	(35,066)	**(129,729)**	(270,066)
Income tax payable	**158,789**	61,423	**374,100**	128,281
	$1,367,172	$(1,477,688)	**$ (208,687)**	$ (854,815)

13. SUBSEQUENT EVENTS

Subsequent to the period ended December 31, 2006, the Company raised a further $530,625 from a brokered private placement and issued another 1,415,000 common shares and 1,415,000 warrants with similar terms and conditions as those described in Note 10. $22,406 was paid and 59,750 common shares were issued as commission payment for this subsequent private placement.

14. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

129 3-2(b) No 82-1401

RECEIVED

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended December 31, 2006

Forward Looking Information

This Management Discussion and Analysis ("MD&A") is prepared as of February 19, 2007, and should be read in conjunction with the consolidated financial statements for the periods ended December 31, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec), Surrey, British Columbia (Western Canada), Whitehorse (Northern Canada) and Hermosillo, Sonora, Mexico, and Cabo Drilling (Panama) Corp. of Panama, Republic of Panama.

The Company sold its resource properties to International Millennium Mining Corp. ("IMMC") on December 28, 2006.

Industry Overview

The mineral drilling industry relies on demand for precious, base and strategic metals. Mineral exploration budgets in the industry have increased for the fourth consecutive year and the Metals Economics Group is projecting worldwide exploration budgets to reach $7.1 billion, a 45% increase from 2005 expenditures of $5.1 billion. Exploration budgets for all commodities have increased, with Latin America and Canada continuing to be the preferential locations. Budgets for all minerals have increased with budgets for base metals, uranium, and precious stones increasing at a higher rate than gold in 2006.

Highlights and Overall Performance

Cabo's record revenue growth continued with a 15% increase of revenues, from $6.41 million in the second quarter of fiscal 2006 to $7.37 million in the second quarter of fiscal 2007 and a 17.4% increase from $15.23 million for the six months ending December 31, 2005 to $17.87 million for the six months ending December 31, 2006.

Gross margins increased from 23.6% in the first quarter of fiscal 2007, to 25.8% in the second quarter of fiscal 2007 and from 20.4% during the six months ending December 31, 2006, due to improved productivity and improved pricing. The Company anticipates that margins throughout fiscal 2007 will be in the 23-25% range, due to longer term projects, continual efforts to improve utilization and efficiency, and increasing both technological and technical expertise across all divisions.

Cabo reported a pre-tax income of $1.05 million for the six months ending December 31, 2006, compared to a pre-tax income of $329,094 for the same period in fiscal 2006. This represents a 220% increase.

Net income increased 180% or $406,889 to $633,550 in the first six months of fiscal 2007 from $226,611 earned during the same period in fiscal 2006.

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items such as write-downs of the resource properties, software costs and goodwill) of $1.88 million in the first six months of fiscal 2007, a substantial increase from $931,873 earned in the first six months of fiscal 2006.

Working capital has increased $863,231 from $3.33 million at June 30, 2006 to $4.19 million at December 31, 2006, primarily from the cash received from the private placement received in December 2006.

Private Placement

In December 2006 the Company closed its non-brokered private placement of 7,248,867 units at $0.375 per unit for gross proceeds of $2.72 million. Each unit consisted of one common share of the Company and one warrant, each warrant entitles the holder thereof to acquire one additional share of the Company at a price of $0.50 for a period of two years from the date of issuance of the units, provided that if the closing price of Cabo's shares is $0.60 per share or greater for twenty consecutive trading days following the four month hold period, Cabo may, upon notice to the warrant holders, reduce the exercise period to twenty days from the date of the notice. The Company will use the net proceeds from the private placement for establishing drilling operations in Panama, investing $1.20 million in a private placement of IMMC, and unallocated working capital. The Company will pay non-broker fees totaling $146,600 and 180,893 in shares of the Company at a deemed value of $67,835.

Sale of Mineral Properties

Cabo closed the sale of its mineral exploration properties (the "Properties") to IMMC on December 28, 2006 in exchange for 10,000,000 units of IMMC. Shareholders as of the Record Date, January 11, 2007, will receive IMMC Units on a ratio of one IMMC Unit for each four shares of the Company that the shareholders hold at the Record Date. Subsequent to the period ended December 31, 2006 the Company distributed 7,915,251 shares and 2,638,417 warrants by the way of a return of capital.

Each unit consists of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitles the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two years following the date of issue of the Units.

Summary of Quarterly Results

	Q2-07	Q1-07	Q4-06	Q3-06		Q2-06	Q1-06	Q4-05	Q3-05
$ Expressed in(000's)									
Revenue	7,372	10,498	7,564	5,998		6,410	8,819	7,339	5,898
Gross Margin	1,904	2,475	1,511	1,148		1,611	1,502	1,531	703
Gross Margin %	25.8%	23.6%	20.0%	19.1%		25.1%	17.0%	21.1%	11.9%
General & Administrative	1,238	1,266	1,450	1,613		1,157	1,067	1,207	948
EBITDA* before asset write downs	687	1,194	7	(409)		462	469	94	(23)
Stock-based Compensation	12	-	50	50		-	-	351	-
Amortization	352	295	389	274		268	278	284	158
Income before asset write-downs*	270	833	(548)	(766)		161	168	(563)	(181)
Income (Loss) before Tax	349	703	(894)	(2,309)		161	168	(563)	(181)
Income (Loss) after Tax	211	423	(782)	(2,207)		110	117	(574)	239
EBITDA* per share	.018	0.038	(0.000)	(0.013)		0.015	0.016	0.003	0.000
Basic Earnings (Loss) per Share	.005	0.013	(0.025)	(0.071)		0.004	0.003	(0.002)	0.010
Total Assets	25,429	23,254	22,224	20,634		21,509	22,625	23,009	19,672
Total Liabilities	9,451	10,036	9,428	7,172		6,038	7,276	7,778	4,631
Working Capital	4,190	3,503	3,326	4,556		5,293	4,576	4,704	6,324

* Asset write-downs include resource properties, software and goodwill.

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals as well as precious stones. Any one of these categories can, by them self, cause the drilling services industry to reach capacity. With the low levels of exploration over the past number of years and the demand from Asia increasing for most metals, supply is expected to continue to fall short of demand. This should increase the need for all drilling services in the mineral exploration and mining industry.

Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, by achieving operating and administrative efficiencies and by:

1. Improving utilization of existing rigs;
2. Modernizing and standardizing the drill fleet;
3. Sharing of technology and expertise;
4. Actively working to enhance the Company's human capital;
5. Expanding effective capacity;
6. Building and maintaining a highly cost effective organization; and
7. Aggressively promoting and marketing Cabo's services.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is exploiting its competitive advantage in specialized drilling such as geotechnical

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag

between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility. The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Result of Operations – Second Quarter Ended December 31, 2006

In the second quarter of fiscal 2007, contract core drilling services represented 94% of revenues and geotechnical drilling services represented 6%. Second quarter revenues increased 14% from $6.41 million in fiscal 2006 to $7.37 million in fiscal 2007. Surface drilling revenues increased $430,775, to $4.25 million in the second quarter of fiscal 2007 from $ 3.82 million in the second quarter of fiscal 2006 and underground drilling increased 18% or $424,882 to $2.65 million in the second quarter of fiscal 2007 compared to $2.21 million in the same period in fiscal 2006. Geotechnical drilling revenues increased 29% during the second quarter of fiscal 2007. Included in the surface revenue is $280,440 of revenues earned from the Company's first operation in Mexico.

Revenues	2007		2006	
Surface	$4,252,583	58%	$3,821,808	59%
Underground	2,646,243	36	2,221,361	35
Geotechnical	473,413	6	367,192	6

The gross margin for the second quarter of fiscal 2007 is 25.8%, compared to 23.6% in the first quarter of fiscal 2007 and 25.1% in the second quarter of fiscal 2006. Gross margin improved from last year and from the first quarter due to better productivity, implementation of new policies and procedures and improved project management, as well as improved revenues per contract.

General and administrative ("G&A") costs were $1.24 million in the second quarter of fiscal 2007 compared to $1.27 million in the first quarter of fiscal 2007 and $1.16 million in the second quarter of fiscal 2006. During the second quarter of fiscal 2007, the Company incurred higher travel and corporate finance costs directly related to the completion of private placements. These higher costs were offset by a lower bad debt allowance of $22,500 in the second quarter, fiscal 2007 compared to the first quarter, fiscal 2007. During the second quarter of fiscal 2007, 100,000 stock options were granted, resulting in a stock based compensation expense of $11,700 compared to no stock based compensation expense during the second quarter of fiscal 2006 and the first quarter of fiscal 2007

In the second quarter fiscal, 2007 the Company had amortization expense of $351,604, an increase of $83,401 from $268,203 in the second quarter of fiscal 2006. The increase is due to the increases in property, plant and equipment during the past twelve months.

Interest expense on short and long term debt increased to $53,006 in the second quarter of fiscal 2007 from $33,282 in the second quarter of fiscal 2006 and decreased from $65,414 in the first quarter of fiscal 2007. Interest costs during the quarter were reduced through improved usage of the operating line and cash flow. The increase of interest costs from the second quarter in fiscal 2006 is primarily due to the demand and operating loans from HSBC and increased capital leases for new drilling equipment.

The current income tax provision for the second quarter of fiscal 2007 decreased to $173,189 from $287,811 in the first quarter of fiscal 2007. Drilling services activity decreased due to weather conditions and the holiday season.

The Company recorded an after tax income of $ 210,947 in the second quarter of fiscal 2007 compared to after tax income of $422,553 in the first quarter of fiscal 2007 and an increase of $100,881 from $110,666 earned in the second quarter of fiscal 2006.

Results of Operations – Six Months Ended December 31, 2006

Revenues for the six month period ending December 31, 2006 increased 17% to $17.87 million from $15.23 million for the corresponding period last year. Advanced Drilling and Petro Drilling divisions recorded significant growth in revenues, while Heath & Sherwood had reduced revenues during the six month period ending December 31, 2006 compared to the six month period ending December 31, 2005.

Drilling Operations
Total revenue for the six months ended December 31, 2006 was $17,870,711 earned as follows:

Revenues	2007		2006	
Surface	$12,213,391	68%	$9,787,413	64%
Underground	4,925,108	28	4,737,682	31
Geotechnical	732,212	4	704,265	5

Gross margins for the six month period ended December 31, 2006 were 24.5% compared to 20.4% during the same period last year. Gross margin improvements were maintained throughout the second quarter for a six month total ending December 31, 2006 to $4.38 million compared to $3.11 million earned in the first six months of fiscal 2006. This represents a 22% improvement in the gross margin.

General and administrative expenses increased to $2.50 million compared to $2.22 million last year. The reasons for the increase include; higher travel and corporate finance costs, higher insurance premiums, and increased wages with the addition of a Human Resource Coordinator.

In the six months of fiscal 2007 amortization expense increased $101,027 to $647,088 compared to $546,061 for the six months ending December 31, 2005. The increase is due to an increased property, plant and equipment base.

The Company incurred a $118,420 interest expense during the six month period ending December 31, 2006 compared to $56,718 incurred during the same period last year. This increase is primarily due to the demand loan, operating line of credit and new capital leases for drilling equipment that were not in place during the six months ending December 31, 2005.

Net earnings for the six month period were up substantially to $633,500, a 180% increase, from $226,611 from the same period last year. Increased earnings are a direct result of increased drilling service activity and better cost controls.

Liquidity and Capital Resources

The Company's current cash (marketable securities and cash equivalents) position at December 31, 2006, is $1.92 million compared to $285,998 at September 30, 2006. The increase in cash is primarily due to the net proceeds of $1.34 million from the private placement, after the Company paid $181,345 in finders' fees and invested $1.20 million in IMMC from the $2.72 million private placement.

Short term investments and marketable securities decreased $85,761, from $313,029 at June 30, 2006, to $227,268 at December 31, 2006. The decrease can be attributed to the redemption of a GIC for $55,761 and a write down of marketable securities of $30,000. At December 31, 2006, the balance of $227,268 consists of shares in Canadian public corporations.

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $1.27 million during the first six months of fiscal 2007, an increase of $596,080 from $675,901 in the first six months of fiscal 2006.

Working capital increased by $863,231 from $3.33 million at June 30, 2006 to $4.19 million at December 31, 2006. The increase is due the funds received from the private placement, offset by capital assets purchased with cash.

Investing Activities

Cash outflows for the six months include costs associated with the purchase of new capital assets and major capital improvements to the existing drill fleet ($1.99 million) and for net resource property maintenance costs ($50,596).

The Company participated in a private placement of IMMC and acquired 3,428,571 units (or 12% of all outstanding shares of IMMC) for $1.2 million, at a price of $0.35 per unit. Each unit is comprised of one common share and one warrant, each warrant entitles the holder to acquire one additional share at a price of $0.40 per share for a period of two years. At December 31, 2006 the Company owns 13,428,571 shares in IMMC and 6,761,904 warrants. The Company will distribute no less than 75% of the 10,000,000 units, by the way of a return of capital.

Financing Activities

Total long term debt and capital leases increased by $402,307 during the first six months of fiscal 2007 from $2.02 million at June 30, 2006 to $2.43 million at December 31, 2006. The increases can be attributed to new drills for the operations in Spain and for new fleet vehicles.

Cabo has a $4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.50 million demand loan. The demand loan is secured by a general security agreement charge over Company assets. The cost for both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. As of December 31,

2006 the Company had drawn $258,699 on the $2.50 million operating line and $530,000 on the $1.50 million demand loan.

The Company issued 7,248,867 units at $0.375 per unit for gross proceeds of $2,718,325 during the second quarter. Share issue costs were $181,345 for net proceeds of $2,536,980. Each unit consisted of one common share of the Company and one warrant, each warrant entitles the holder thereof to acquire one additional share of the Company at a price of $0.50 for a period of two years from the date of issuance of the units, provided that if the closing price of Cabo's shares is $0.60 per share or greater for twenty (20) consecutive trading days following the four month hold period, Cabo may, upon notice to the warrant holders, reduce the exercise period to twenty (20) days from the date of notice.

At December 31, 2006 Cabo had 38,730,596 shares outstanding, 7,248,867 warrants, and 2,428,000 stock options.

Subsequent to the quarter ended December 31, 2006, the Company closed on a brokered private placement for 1,195,000 units and a non-brokered placement of 220,000 units at $0.375 per unit for gross proceeds of $530,625.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

Expressed in thousands $ (000's)	**Payments Due by Period**				
	Total	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt	1,316	314	348	263	391
Leases (1)	1,241	536	674	31	
Total Contractual Obligations	2,557	850	1,022	294	391

(1) Imputed Interest of $130,499 is included in lease obligations

Transactions with Related Parties

Expressed in thousands (000's)	Q2-07	Q1-07	Q4-06	Q3-06
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	46	50	70	78
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	19	110	32	-

Resource Properties

The Company sold their resource properties to International Millennium Mining Corp. on December 28, 2006.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2006.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Changes in Accounting Policies including Initial Adoption

Stock-based compensation

Effective July 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over their vesting periods with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the

amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Variable interest entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guidelines 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities (VIE). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective July 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Shares Outstanding

At the date of this MD&A, the Company had 38,730,596 common shares, 7,248,867 warrants and 2,428,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

1293-(2)-(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

December 29, 2006

Item 3 News Release

A news release dated January 2, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces closing of the sale of its mineral properties to International Millennium Mining Corp., receipt of 10,000,000 units of IMMC and setting of the record date for distribution of no less than 75% of such units to its shareholders of record at the close of business, January 11, 2007 and closing of its non-brokered private placement of 7,248,867 units at $0.375 per unit for gross proceeds of $2,718,325.

Item 5 Full Description of Material Change

See attached news release dated January 2, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 2nd day of January, 2007.

For Immediate Release: January 2, 2007

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES CLOSING OF PROPERTY TRANSACTION WITH INTERNATIONAL MILLENNIUM MINING CORP., SETTING OF RECORD DATE FOR IMMC SHARE RETURN OF CAPITAL DISTRIBUTION AND CLOSING OF PRIVATE PLACEMENTS

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it has closed the sale of its mineral exploration properties (the "Properties") to International Millennium Mining Corp. ("IMMC") and has set the record date for the distribution of no less than 75% of the 10,000,000 units, by the way of a return of capital, the Company has received from IMMC as consideration for its Properties (the "IMMC Distribution") to its shareholders of record at the close of business January 11, 2007 (the "Record Date").

The sale of the Company's Properties was approved by shareholders of the Company on January 23, 2006 (the "Transaction"). Pursuant to the Transaction, the Company sold its Properties to IMMC in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant (the "Units"), each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue of the Units.

Shareholders as of the Record Date will be entitled to receive IMMC Units pursuant to the IMMC Distribution on a pro-rata basis based on the shareholdings as at the Record Date. Cabo will distribute the IMMC Units on a ratio of (1) IMMC Unit for each four shares of the Company that the shareholders hold at the Record Date.

Cabo is also pleased to announce that, further to the Company's news release dated November 23, 2006, the Company has closed its non-brokered private placement of 7,248,867 units at $0.375 per unit for gross proceeds of $2,718,325. Each unit consists of one common share of the Company and one warrant, each warrant entitling the holder thereof to acquire one additional share of the Company at a price of $0.50 for a period of two years from the date of issuance of the units, provided that if the closing price of Cabo's shares is $0.60 per share or greater for twenty (20) consecutive trading days following the four month hold period, Cabo may, upon notice to the warrant holders, reduce the exercise period to twenty (20) days from the date of the notice. The Company will use the net proceeds from the private placement for establishing drilling operations in Panama; up to $1,200,000 to invest in a private placement of International Millennium Mining Corp. ("IMMC") (a reporting issuer seeking a listing on the TSX Venture Exchange); and the balance for general working capital purposes. The Company will pay non-broker fees totaling $146,600 and 180,893 in shares of the Company at a deemed value of $67,834.88.

...2

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Companies at 604-984-8894.

* * * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

January 18, 2007

Item 3 News Release

A news release dated January 18, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces it has been awarded a contract by Cline Mining Corp. for 10,000 feet of diamond drilling at the Cline Lake Gold property northwest of Wawa Ontario and closing details of its brokered and non-brokered private placements of 8,663,867 units at $0.375 per unit .

Item 5 Full Description of Material Change

See attached news release dated January 18, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 18th day of January, 2007.

CABO DRILLING CORP.

For Immediate Release: January 18, 2007

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: info@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT BY CLINE MINING CORPORATION AND CLOSES $3.25 MILLION PRIVATE PLACEMENTS

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division of Kirkland Lake, Ontario has been awarded a second drilling contract by Cline Mining Corporation. The first contract was awarded to Heath & Sherwood in the fall of 2005 and consisted of drilling two, 1500 feet deep, strategically placed drill holes near the old mine site on the Cline Lake Gold property. The recently awarded contract is for an additional 10,000 feet of BQ core diamond drilling on the previously untested Edwards target on the Cline Lake Gold property (See Cline's news release dated October 17, 2006).

The drilling project commenced near the middle of December, 2006 and is utilizing a JKS Boyles BBS – 56 diamond drill. The drill project is comprised of nine diamond drill holes to be drilled in three sections, three holes per section, to varying vertical depths down to 2000 feet. The Cline Lake property is located 50 kilometres northeast of Wawa, Ontario.

The Company also announces completion of brokered and non-brokered private placements announced November 23, 2006. The placements were 8,663,867 units at $0.375 per unit, to 34 placees, each unit comprised of one share and one share purchase warrant entitling the holder to purchase one additional share for $0.50 per share for a two-year period to December 29, 2008, provided that if the closing price of the Company's common shares is $0.60 or greater for 20 consecutive trading days following the four-month hold period, the Company may, upon notice to the subscribers, reduce the exercise period to 20 days from the date of such notice. The shares and warrant shares are subject to a four month hold period ending April 29, 2007. Pro group participant in the placement is Michael Winiker for 40,000 units and $169,006 and 240,643 shares were paid and issued respectively as finder's fees to Barbara Evers, Jonathan Steele, Varela Consulting Group SA, Sedona AG, UBS AG, and Raymond James Ltd.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

January 29, 2007

Item 3 News Release

A news release dated January 29, 2007 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces a drilling contract with KWG Resources Inc.

Item 5 Full Description of Material Change

See attached news release dated January 29, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 29th day of January, 2007.

CABO DRILLING CORP.

For Immediate Release: January 29, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES DRILLING CONTRACT WITH KWG RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division of Kirkland Lake, Ontario has been awarded a contract to drill 3,000 meters of NQ diameter core for KWG Resources Inc. in the Attawapiskat River Region of northern Ontario

For the drill project, which commenced mobilization in mid January 2007, Heath & Sherwood is using an Atlas Copco S-2 fly drill. The equipment was moved by road from Kirkland Lake to Cochrane, Ontario and then by rail to Moosonee, Ontario. At Moosonee the equipment will be loaded onto trucks and transported over the winter road, when it is ready for heavy truck transports, to the Victor Mine site near Attawapiskat, from this point it will be flown to the drill site. The crews will operate out of a winter camp maintained by KWG.

KWG Resources Inc. is a diamond exploration company focused in the James Bay Lowlands of northern Ontario. KWG's diamondiferous MacFadyen kimberlites are adjacent to the De Beers' Victor Diamond Mine. Current exploration will determine the size of these kimberlites as well as the quantity and quality of their diamonds. Through joint ventures with Spider Resources Inc., KWG Resources participates in diamond and base metal exploration of the Kyle Lake Kimberlites, the Wawa Diamond properties and the McFauld's Lake base metal discoveries.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) NO. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 7, 2007

Item 3 News Release

A news release dated February 7, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that its Advanced Drilling Ltd division has been awarded a contract by Sultan Minerals Inc. to complete up to 14,000 feet of NQ-2 underground drilling at Sultan's Jersey Emerald Property near Salmo, BC.

Item 5 Full Description of Material Change

See attached news release dated February 7, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 7th day of February, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

For Immediate Release: February 7, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL UNDERGROUND AT JERSEY EMERALD FOR SULTAN MINERALS INC.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Advanced Drilling Ltd. division has been awarded a contract to complete up to 14,000 feet of NQ-2 underground drilling at Sultan Minerals Inc.'s Jersey Emerald Property near Salmo, BC. The drill program is to commence in early February 2007.

The Jersey-Emerald property is host to the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer and the former Emerald Tungsten Mine, Canada's second largest tungsten mine. Year round gravel roads and power lines cross the property and water is plentiful. Underground workings of the historic Jersey and Dodger deposits are in excellent condition allowing for future underground access with little rehabilitation.

About Sultan Minerals Inc.
Sultan Minerals Inc. is a gold, silver and base metals exploration company with a portfolio of mineral properties. Sultan Minerals' exploration program will focus on an important new discovery made on its Jersey Emerald tungsten, molybdenum and lead-zinc prospect, located near the town of Salmo in southeastern British Columbia. Sultan Minerals Inc. trades on the TSX Venture Exchange under the symbol SUL, and is a member of the Lang Mining Group.

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) No-82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 12, 2007

Item 3 **News Release**

A news release dated February 12, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that its Heath & Sherwood Drilling Inc. division has been awarded a contract to drill NQ diameter core for Rockcliff Resources Inc. on their Shihan VMS Property located near the town of Missanabie, in central Ontario.

Item 5 **Full Description of Material Change**

See attached news release dated February 12, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 12th day of February, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: February 12, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DIVISION TO DRILL SHIHAN FOR ROCKCLIFF RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded a contract to drill NQ diameter core for Rockcliff Resources Inc. on their Shihan VMS Property located near the town of Missanabie, in central Ontario.

The drilling project, which commenced the second week of February, 2007, will total 3,000 meters of NQ core drilling. Heath and Sherwood will utilize one JKS Boyles BBS-25A diamond drill for the project. Drilling will initially focus on the Zinc Zone and its potential extensions. The Zinc Zone consists of stringers and massive sulphide lenses containing zinc, copper, lead, silver and gold mineralization.

Rockcliff Resources Inc. is a Canadian resource exploration company focused on the acquisition and development of high-quality mineral assets associated with world class geology and in world class mining camps.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Ms. Sheri Barton, Investor Relations, at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 14, 2007

Item 3 News Release

A news release dated February 14, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that its Mexico subsidiary, Cabo Drilling de Mexico S.A. de C.V., has been awarded a drilling contract by the wholly owned Mexican subsidiary of Auramex Resources Corp. to drill their Magenta Property 23 km from Culiacan, Sinaloa, Mexico.

Item 5 Full Description of Material Change

See attached news release dated February 14, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 14th day of February, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: February 14, 2007

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: info@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO'S MEXICO SUB DRILLS MAGENTA PROPERTY FOR AURAMEX

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Mexico subsidiary, Cabo Drilling de Mexico S.A. de C.V., has been awarded a drilling contract by the wholly owned Mexican subsidiary of Auramex Resource Corp. The awarded contract consists of a minimum 1,000 meters of diamond drilling on Auramex's Magenta property in Sinaloa State, Mexico.

Auramex's Magenta property hosts extensive gold, cobalt, nickel, silver and copper mineralization. It is located in an area of good infrastructure and is available by road, 23 kilometers from Culiacan, Sinaloa, Mexico, a city of 750,000 people and the capital of Sinaloa, State.

The drilling project was mobilized the first week of February 2007 and drilling has commenced. The project is comprised of eight diamond drill holes, at the El Escobal area, targeted to verify previous results and to evaluate gold values on strike to the northwest. In addition to the eight drill holes, a capped 314 metre hole at the copper/molybdenum/gold porphyry will be re-entered to test for mineralization at greater depth.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland and Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1481

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 27, 2007

Item 3 News Release

A news release dated February 22, 2007 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces that the shares of International Millennium Mining Corp. are to commence trading on the TSX Venture Exchange.

Item 5 Full Description of Material Change

See attached news release dated February 22, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 22nd day of February, 2007.

CABO DRILLING CORP.

For Immediate Release: February 22, 2007

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
Website: www.cabo.ca

SHARES OF INTERNATIONAL MILLENNIUM MINING CORP. TO COMMENCE TRADING

North Vancouver, BC – Cabo Drilling Corp. ("Cabo") **(TSX-V: CBE)** is pleased to announce that the common shares of International Millennium Mining Corp. ("IMMC") the company to which Cabo sold its mineral properties for 10,000,000 units, of which no less than 75% are redistributed to Cabo shareholders, will begin trading on the facility of the TSX Venture Exchange commencing at the opening February 27, 2007 under the trading symbol **IMI** (CUSIP No. 459970). IMMC has 30,122,944 shares issued and outstanding and 44,241,287 shares fully diluted.

IMMC is a mineral exploration and development company focused on the acquisition and exploration of polymetallic mineral properties in the America's. Approximately 30% of the IMMC shares are owned by management and insiders including Cabo, a further 23% are held by institutional shareholders and the balance by retail shareholders. After paying brokers and finders' fees and commissions, legal and other expenses related to the IMMC private placements and the listing approval, IMMC will have approximately $3,350,000 working capital, $8,090,679 total assets and no liabilities as it begins trading on the TSX Venture Exchange.

IMMC holds 100% interest in nine mineral properties located in Nevada, USA; Sonora State, Mexico; and British Columbia and Ontario, Canada; plus a 50% interest in a second British Columbia property. IMMC will initially focus its exploration and development efforts on the silver, lead, zinc and copper Simon Mine near Mina, Nevada, the gold, copper, molybdenum High Lake/Electrum Lake Project in northwestern Ontario and on its silver, cobalt and base metals project near Cobalt, Ontario.

The Simon Mine is a former producing polymetallic mine, located in the Walker-Lane Trend south of Reno. Shut down in the late 1960's, this project now presents itself as an exploration and development play offering both size and grade potential for longer term mining. Historical records of ore shipped from the 905 drift (89 rail cars) indicate average grades 12 oz Ag, 0.04 oz Au, 9% Pb, 5.7% Zn and 3% Cu. (These historic figures are considered relevant, but need to be verified by IMMC). In the next two weeks the Company will start a deeper penetrating geophysics program over the entire Simon Mine property.

The High Lake Property has been explored in a piecemeal fashion since the early 1950's. During that time, parts of the claim group were controlled by different parties. The IMMC option agreement marks the first time that this property, covered by the 20 claims, has been held by one company. Additionally, the High Lake Property is contiguous on the south border of IMMC's Electrum Lake Property. The High Lake/Electrum Lake Properties contain several known gold and gold-copper-molybdenum prospects. Several resource estimates have been produced by previous explorers on the mineralized zones identified in the eastern and western part of the High Lake Property. The following historic estimates are unverified as the supporting data is incomplete, not all were prepared by an independent party, and they predate the implementation of National Instrument 43-101 ("NI 43-101"). These estimates are not in accordance with NI 43-101 and should not be relied upon. They are presented as a documentation of the past work for the purpose of outlining areas for future exploration on the property and include:

Purdex Zone: In 1989, G.M. Leary, MSc, P.Eng. estimated, on behalf of Consolidated Jalna Resources Limited, approximately 250,000 tons of material grading from 0.25 to 0.30 ounces

gold per ton (226,800 tonnes grading between 8.57 and 10.28 g/t Au). The estimates were based upon information from 33 drill holes (8582 feet) completed by Purdex Minerals in 1958 and 12 holes (5491 feet) drilled by Consolidated Jalna in 1989. The mineralization was in three zones – Purdex "A", Purdex "B" and Purdex "P" zones. A cutoff grade of 0.1 oz/ton and minimum thickness of 4.0 feet was used in the estimate.

Electrum Zones: In 1987, J.H. Reedman, BSc, M.Phil, M.I.M.M., C.Eng, on behalf of Calnor Resources Ltd. estimated "drill indicated reserves" of 47,200 tons with a grade of 0.34 oz/ton Au (42,800 tonnes @ 11.65 g/t Au) from 3 zones, Electrum "P", Electrum "R" and Electrum "W"; the average width of the zones was 11.45 feet; assays were uncut.

IMMC will begin geophysics work on this project, which will be concentrated within these two zones, in April 2007.

The Cobalt Property has numerous classical Cobalt Type silver targets outlined within that property claim group. Sufficient preliminary work has been completed on three of these silver targets to warrant further testing. The next phase of exploration on the Cobalt Property will start within the next two weeks and will consist of geophysics work over certain areas of the property. The purpose of the geophysics work will be to identify the location of volcanogenic massive sulfide and Cobalt Type targets.

At its Harrison Lake Project in British Columbia, IMMC will continue exploration work with its joint venture partner Sutcliffe Resources Ltd. Active mining at the Giant Mascot Mine took place within the ultramafic belt, approximately 10 kms from the southeast corner of the Harrison Lake property between 1958 – 1974, producing 4.2 million tonnes from reserves totaling 4.7 million tonnes grading 1.19% Ni; 0.46% Cu; 0.1% Co; 1.0% Cr; and unreported grades of platinum group metals, gold and silver. The Harrison Lake ultramafic belt provides a very attractive exploration prospect for Ni/Cu and platinum group mineralization. Ground geophysics and detailed geology of priority targets is recommended in order to establish drill targets.

Additional information concerning IMMC and its mineral property interests can be obtained under its profile on SEDAR (www.sedar.com).

About Cabo Drilling Corp.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; and Cabo Drilling (Panama) Corp. of Panama, Republic of Panama. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 and Mr. Greg Girdler at 604-984-8894 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) NO. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 27, 2007

Item 3 **News Release**

A news release dated February 27, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces record 2nd quarter results.

Item 5 **Full Description of Material Change**

See attached news release dated February 27, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 27th day of February, 2007.

signed "John A. Versfelt"

John A. Versfelt, President & CEO

CABO DRILLING CORP.

For Immediate Release: February 27, 2007

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES 2ND QUARTER FISCAL 2007 RESULTS

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reports results for its fiscal year 2007 second quarter ended December 31, 2006.

2ND QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	3 months ending Dec 31 - 06	3 months ending Dec 31 - 05	6 months ending Dec 31 – 06	6 months ending Dec 31 - 05
Revenue	7,372	6,410	17,871	15,229
Net Earnings (Loss) Before Interest, Taxes, Amortization, Stock Based Compensation and Other Items (EBITDA)	687	462	1,881	932
Net Earnings (Loss) After Taxes	211	110	634	227
Earnings (Loss) per Share ($) Basic Before Interest, Taxes, Amortization, Stock-based Compensation and Other Items (EBITDA)	0.02	0.02	0.06	0.03
Earnings (Loss) per Share ($) Basic	0.01	0.00	0.02	0.01
Cash from Operations*	539	340	1,272	676
Gross Margin %	25.8%	25.1%	24.5%	20.4%
Working Capital	4,190	5,293	4,190	5,293

*before changes in non-cash working capital items

The Company reports:

- Its highest second quarter revenue of $7.37 million in the 2nd quarter of FY2007, a 15% increase over revenue of $6.41 million in the 2nd quarter of FY2006.
- Net 2nd quarter FY2007 earnings before interest, taxes, amortization, stock based compensation and other items of $686,776 million compared to 2nd quarter FY2006 earnings before interest, tax, amortization, stock based compensation and other items of $462,418.
- Net earnings after taxes for the 2nd quarter, FY2007 of $210,947 compared to 2nd quarter, FY2006 net earnings after taxes of $110,066, resulting in 2nd quarter, FY2007 net earnings after taxes of $0.01 per share compared to 2nd quarter, FY2006 earnings of $0.00 per share.
- Gross margin percentage for the 2nd quarter, FY2007 was 25.8% compared with a gross margin of 25.1% in the 2nd quarter, FY2006.
- Cash from operations, before changes in non-cash working capital items, was $538,792 for the 2nd quarter FY2007 compared to 2nd quarter FY2006 cash from operations of $339,737.
- A current asset balance of $11.56 million and working capital of $4.19 million.
- Total assets of $25.43 million and total liabilities of $9.45 million.

"Cabo continues its record revenue growth in the second quarter, FY2007," said Mr. John A. Versfelt, Chairman, President & CEO of Cabo Drilling Corp. "The Company achieved second quarter revenues of $7.37 million, an increase of 15% compared to the first quarter, FY2006 revenues of $6.41 million. Additionally, Cabo reported a pre-tax income of $349,107 in the second quarter, FY2007, compared to a pre-tax income of $160,933 for the same period in fiscal 2006. This represents a 117% increase."

"Gross margins increased from 23.6% in the first quarter of fiscal 2007 to 25.8% in the second quarter of 2007 largely due to improved productivity and improved contract pricing," stated Mr. Versfelt. "The Company anticipates that margins throughout fiscal 2007 will be in the 23 – 25 % range, due to longer term projects, continual efforts to improve utilization and efficiency, and increased technological and technical expertise across all divisions."

"Usually in the 2nd and 3rd quarters of our fiscal year it is expected that the Company will experience reduced revenues as the drilling industry follows seasonal patterns," said Mr. Versfelt. "This year the seasonal effects have been minimized due to shorter shut downs and consequent decreased maintenance/start up costs. In addition, we are expanding our drilling services into geographical areas where negative seasonal factors are greatly reduced. While our 2nd and 3rd quarter revenues remain lower than the revenues of our 1st and 4th quarters, we are continuing to put strategies into place to maximize our potential during these more challenging quarters."

"The Company reported a pre-tax income of $1.05 million for the six months ending December 31, 2006, compared to a pre-tax income of $329,094 for the same period in fiscal 2006, this represents a 220% increase," said Mr. Versfelt. "The net income after tax for the six months ending December 31, 2006 increased by 180% from $226,611 in fiscal 2006 to $633,500 in fiscal 2007."

"The outlook for the drilling services industry continues to be quite positive, as the prices of precious, base and industrial metals remain at high levels. The demand for our drilling services is strong, as we build on relationships with our existing customers, market our services to new customers and expand our business geographically," said Mr. Versfelt.

Three months ended December 31, 2006

Cabo's record revenue growth continued with a 15% increase of revenues, from $6.41 million in the second quarter of fiscal 2006 to $7.37 million in the second quarter of fiscal 2007. In the second quarter contract core drilling services represented 94% of revenues and geotechnical drilling services represented 6%. Surface drilling revenues increased $430,775, to $4.25 million in the second quarter of fiscal 2007 from $ 3.82 million in the second quarter of fiscal 2006 and underground drilling increased 18% or $424,882 to $2.65 million in the second quarter of fiscal 2007 compared to $2.21 million in the same period in fiscal 2006. Geotechnical drilling revenues increased by 29% during the second quarter of fiscal 2007. Included in the surface revenue is $280,440 of revenues earned from the Company's first operation in Mexico.

The gross margin for the second quarter of fiscal 2007 is 25.8%, compared to 23.6% in the first quarter of fiscal 2007 and 25.1% in the second quarter of fiscal 2006. Gross margin improved from last year and from the first quarter due to better productivity, implementation of new policies and procedures and improved project management, as well as improved revenues per contract.

The Company recorded EBITDA (earnings before interest, tax, amortization, stock-based compensation and other items such as write-downs of the resource properties, software costs and goodwill) of $686,776 in the second quarter, fiscal 2007, a substantial increase from $462,418 earned in the second quarter, fiscal 2006.

General and administrative ("G&A") costs were $1.24 million in the second quarter of fiscal 2007 compared to $1.27 million in the first quarter of fiscal 2007 and $1.16 million in the second quarter of fiscal 2006. During the second quarter of fiscal 2007, the Company incurred higher travel and corporate finance costs directly related to the completion of private placements. These higher costs were offset by a lower bad debt allowance of $22,500 in the second quarter, fiscal 2007 compared to the first quarter, fiscal 2007. During the second quarter

of fiscal 2007, 100,000 stock options were granted, resulting in a stock based compensation expense of $11,700 compared to no stock based compensation expense during the second quarter of fiscal 2006 and the first quarter of fiscal 2007

In the second quarter of fiscal 2007, the Company had amortization expense of $351,604, an increase of $83,401 from $268,203 in the second quarter of fiscal 2006. The increase is due to the increases in property, plant and equipment during the past twelve months.

The Company recorded an after tax income of $ 210,947 in the second quarter of fiscal 2007 compared to after tax income of $422,553 in the first quarter of fiscal 2007 and an increase of $100,881 from $110,066 earned in the second quarter of fiscal 2006.

The Company's current cash (marketable securities and cash equivalents) position at December 31, 2006, is $1.92 million compared to $285,998 at September 30, 2006. The increase in cash is primarily due to the net proceeds of $1.34 million from the private placement, after the Company paid $181,345 in finders' fees and invested $1.20 million in International Millennium Mining Corp. ("IMMC") from the $2.72 million private placement.

Cash flow from operations (before changes in non-cash operating working capital items) was $1.27 million during the first six months of fiscal 2007, an increase of $596,080 from $675,901 in the first six months of fiscal 2006.

Working capital increased by $863,231 from $3.33 million at June 30, 2006 to $4.19 million at December 31, 2006. The increase is due to the funds received from the private placement, offset by capital assets purchased with cash.

The Company closed the sale of its resource properties to IMMC on December 28, 2006 in exchange for 10,000,000 units of IMMC.

Additionally, the Company participated in a private placement of IMMC and acquired 3,428,571 units (or 12% of all outstanding shares of IMMC) for $1.2 million, at a price of $0.35 per unit. Each unit is comprised of one common share and one warrant, each warrant entitles the holder to acquire one additional share at a price of $0.40 per share for a period of two years. At December 31, 2006 the Company owns 13,428,571 shares in IMMC and 6,761,904 warrants. Subsequent to the period ended December 31, 2006 the Company distributed 7,915,251 shares and 2,638,417 warrants by the way of a return of capital.

In December, 2006, the Company closed its non-brokered private placement of 7,248,867 units at $0.375 per unit for gross proceeds of $2.72 million. Each unit consisted of one common share of the Company and one warrant, each warrant entitles the holder thereof to acquire one additional share of the Company at a price of $0.50 for a period of two years from the date of issuance of the units, provided that if the closing price of Cabo's shares is $0.60 per share or greater for twenty consecutive trading days following the four month hold period. Cabo may, upon notice to the warrant holders, reduce the exercise period to twenty days from the date of the notice. The Company will use the net proceeds from the private placement for establishing drilling operations in Panama, investing $1.20 million in a private placement of IMMC and unallocated working capital. The Company will pay non-broker fees totaling $146,600 and 180,893 in shares of the Company at a deemed value of $67,835.

Subsequent to the quarter ended December 31, 2006, the Company closed on a brokered private placement for 1,195,000 units and a non-brokered placement of 220,000 units at $0.375 per unit for gross proceeds of $530,625.

Cabo continues to position itself regionally, nationally and internationally to capture an increase in revenues and improve its gross margin as the demand for exploration drilling services increases. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers and by identifying favourable geographical locations in which to expand its drilling services business.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain, SL of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 and Mr. Greg Girdler at 604-984-8894 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

END